Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

March 14, 2022

Re:	Nayax Ltd. Draft Registration Statement on Form F-1 Submitted February 4, 2022 CIK No. 0001901279

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Dave Edgar Christine Dietz

Dear Mr. Edgar and Ms. Dietz:

On behalf of our client, Nayax Ltd. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated March 2, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement where the revised language addressing a particular comment appears.

Draft Registration Statement on Form F-1 submitted February 4, 2022

Industry and market data, page ii

1.	Please tell us whether you commissioned any of the third-party data included in your registration statement. If so, please file the consent of the third party as an exhibit to the registration statement.

Response: In response to the Staff's comment, the Company respectfully advises the Staff that it has not commissioned any third-party data included in the Registration Statement.

Prospectus Summary

Overview, page 1

2.	Please balance the disclosure in the summary regarding your revenue growth and gross profit by providing net income (loss) information for the periods presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 12, 53, 64, 72, 73 and 88 of the revised Registration Statement.

3.	You state that you had approximately 30,000 customers as of December 31, 2021. Please disclose the total number of customers for all periods presented. Additionally, explain how you define customers, including separate definitions for small and medium-sized enterprises (SMEs) and large enterprises. Disclose the number of customers in each category and the percentage of your revenue derived from each category of customer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 16, and 55 of the revised Registration Statement. The Company respectfully advises the Staff that while its products and services are utilized by customers of varying size, the Company does not actively track such information and instead analyzes customers based on revenue contribution. Consequently, the Company is unable to disclose the number of customers in each size category or the percentage of revenue derived from such categories.

4.	To provide context for your global operations, disclose in the summary the percentage of revenues currently generated in the United States and other principal markets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 73 and 88 of the revised Registration Statement.

Implications of being an emerging growth company and a foreign private issuer, page 8

5.	You disclose here and on page 37 that you have elected to take advantage of the extended transition period for new or revised accounting pronouncements. As IFRS does not have separate adoption dates for public and private companies, please explain further this election or revise your disclosures as necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 37 of the revised Registration Statement.

Risk Factors

Our amended and restated articles of association to be effective upon the closing of this offering..., page 40

6.	Please revise this risk factor to clarify that with respect to claims arising under the Securities Act, investors cannot waive compliance with the federal securities laws and rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the revised Registration Statement.

Use of Proceeds, page 46

7.	We note that you intend to allocate your proceeds for general corporate purposes. If more detailed information is known regarding plans for the proceeds, please revise this section accordingly. In this regard, we note your disclosure on page 79 regarding your growth strategies.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not currently have more detailed plans for the allocation of the net proceeds from the offering. The Company will revise the disclosure in the Registration Statement once the final use of proceeds is determined.

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Management's discussion and analysis of financial condition and results of operations Key operating metrics, page 61

8.	We note that you measure the number of unique customers "that have transacted" using your platform within the period presented as the basis for the "number of customers" metric. To provide context, disclose whether this might include SMEs that transact using your platform only once or minimally.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the revised Registration Statement. The Company respectfully advises the Staff that of its customers, approximately 3% and 2.7% transacted fewer than 10 times in 2021 and 2020, respectively.

Non-IFRS financial measures

Adjusted EBITDA, page 62

9.	We note that you reconcile Adjusted EBITDA to operating loss. Please revise to reconcile this measure to net loss, which is the most directly comparable IFRS measure. Refer to Question 103.02 of the non-GAAP C&DIs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the revised Registration Statement.

Principal Shareholders, page 116

10.	Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 4 of Form F-1 and Item 7.A.2 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the revised Registration Statement to indicate where it will provide the portion of its ordinary shares held in the United States and the number of record holders in the United States. The Company will update this information in a subsequent amendment to the Registration Statement.

Related party transactions, page 117

11.	Disclose the nature of the intellectual property acquired from Wise-Sec. Ltd. and explain what is meant by the disclosure that the amount of consideration was equal to the outstanding indebtedness owed to the Company. Additionally, disclose the number and value of shares issued by the Company in connection with the Dually Ltd. acquisition. Explain the rationale for that transaction and why Dually was set up as a separate entity.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the revised Registration Statement. With respect to the Wise-Sec. acquisition, the Company has updated the disclosure to clarify that Wise-Sec. borrowed funds from the Company between 2018 and 2020, and the consideration in the acquisition was equal to, and set off against, the amount of such outstanding indebtedness. With respect to the Dually acquisition, the Company respectfully advises the Staff that the acquisition structure and form of consideration was designed to obtain a pre-ruling with the Israeli Tax Authority. At the time of the acquisition, Dually held an equivalent number of shares in the Company, which it acquired prior to the Controlling Shareholders’ ownership of Dually as a result of a series of transactions between the Company and Dually’s then owners. Upon completing the acquisition, the shares of the Company held by Dually were retired. The Company further advises the Staff that it acquired Dually to reduce the number of related party relationships prior to its initial public offering on the Tel Aviv Stock Exchange. The Company established Dually as a separate entity for administrative and regulatory efficiencies.

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Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-10

12.	Please revise to disclose the date when the financial statements were authorized for issue and the authorizing official. Refer to IAS 10.17.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the revised Registration Statement.

Note 2 - significant accounting policies

p. Revenue recognition, page F-21

13.	Please revise to disclose the methods and assumptions used when allocating the transaction price to separate performance obligations in your arrangements including how you estimate stand-alone selling prices. Refer to IFRS 15, paragraph 126.

Response: The Company respectfully advises the Staff that it has transactions in which each performance obligation is sold separately. One example is situations in which the Company sells POS devices to OEM customers that then combine them in their vending machines during the machines’ production. After and apart from the initial sale of POS devices, the Company may contact the machines’ operators to offer additional services. Accordingly, the Company has concluded that each of our performance obligations has a stand-alone selling price, since the goods and the services are sold separately to customers.

In response to the Staff’s comment, the Company has revised the disclosure on page F-22 to add the following:

"Allocation of the consideration in transactions that include the sale of POS devices and the above related services is based on the relative stand-alone selling price of each performance obligation based on the price at which a good or service is sold separately.”

Revenues from provision of SaaS and payment processing fees, page F-22

14.	You disclose that you recognize payment processing fees on a gross basis as you are primarily responsible for completion of the service. Please tell us the performance obligation(s) in these arrangements and explain how you determined you control the services provided. Refer to IFRS 15, paragraph 33. Also, revise your disclosures accordingly to better explain your policy.

Response: The Company respectfully advises the Staff that the payment processing fees relate to revenue recognition from the Company’s contracts with its customers, under which the Company provides the customers services that facilitate payment for goods and services sold by the customers to the end-users. The main parties involved in the process of providing the services are the Company (as payment facilitator), the Company's customer (the merchant) and a payment processor.

According to paragraph 33 of IFRS 15, goods and services are assets, even if only momentarily, when they are received and used (as in the case of many services). Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly.

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According to paragraph B37 of IFRS 15, indicators that an entity controls a specified good or service before it is transferred to the customer (and is therefore a principal) include, but are not limited to, the following:

(a)	The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

(b)	The entity has inventory risk.

(c)	The entity has discretion in establishing the price for the specified good or service.

The Company has analyzed IFRS 15's provisions and determined that it is considered as a principal regarding payment facilitation services, for the following reasons:

▪	The customer negotiates and communicates directly with the Company and signs a contract directly with the Company.

▪	The customer sees the Company as the primarily responsible for fulfilling the promise to provide the specified services under the contracts. In addition, the Company has primary responsibility for resolving the merchants' complaints and the Company accepts responsibility for the quality or suitability of the services provided to the merchants.

▪	The Company has full discretion to select the payment processor, and in most territories the merchants do not know the identity of the payment processor.

▪	The Company can source the services ordered by the merchants from more than one payment processor.

▪	In one territory, as a result of regulatory requirements, the name of the payment processor is mentioned in the contract between the Company and the customer. If the Company would like to replace the payment processor in these contracts, the Company needs to update its contract with the customer. However, the customer views the Company as the primarily responsible for fulfilling the contract, and the identity of the payment processor does not affect the merchant. The Company expects that if it asks the customer approval for replacing the payment processor, the merchant will enable the Company to replace the payments processor, since the identity of the processor does not affect the customer.

▪	In all territories, the Company has discretion in establishing the prices that the customers pay for the specified services and the Company negotiates directly with a payment processor to select the payment processor that will supply to the Company payment processing services.

▪	If there are chargebacks, the Company bears the costs of the chargebacks. For example, when an individual who purchased a product from a vending machine contacts the credit company and denies the transaction, the Company bears the costs of the chargeback process including a fee to the credit company.

The Company has concluded that it is considered as a principal regarding payment facilitation services, and therefore it recognizes revenue in the gross amount of consideration of the fees earned.

In responses to the Staff’s comment, the Company has revised the disclosure on page F-22 of the revised Registration Statement as follows:

"The Group recognizes the payment processing fees collected from its customers on a gross basis, since the Group controls the specified service before it is transferred to the customers, in accordance with the provisions of IFRS 15. In particular, the Group is the primarily responsible for fulfilling the promise to provide the payment processing services to the customer, and the Group has discretion in establishing the price for the specified services."

Note 5 - segment reporting:, page F-28

15.	You disclose significant revenue derived from sources in North America and Europe. To the extent that revenue derived from sources in the United States or any other individual foreign country is material, please revise to separately disclose such revenue. Refer to IFRS 8, paragraph 33(a).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and F-29 of the revised Registration Statement.

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Note 17 - Share Capital

b. Share-based payment:, page F-38

16.	Please revise to disclose the following with regard to share options and refer to paragraphs 45 and 47 of IFRS 2:

•	The weighted average exercise prices for options outstanding at the beginning and end of the period, as well as options granted, exercised and forfeited during the period;

•	The number and weighted average exercise prices of options exercisable at the end of the period;

•	The range of exercise prices and the weighted average remaining contractual life for share options outstanding at the end of the period;

•	The weighted average fair value of options granted at the measurement date; and

•	The expected option life used as input in your option pricing model and how the expected volatility was determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-47, F-48 and F-49 of the revised Registration Statement.

Note 26 - Subsequent Events

c. Agreements for the acquisition of shares of Tigapo Ltd., page F-47

17.	We note that you account for the investment in Tigapo Ltd using the equity method. Please tell us how you concluded that you do not have the ability to control Tigapo Ltd. and refer to the authoritative guidance you relied upon when determining your accounting. Also, explain why you include this entity as a consolidated company in the appendix on page F-52 considering that you are accounting for the transaction as an equity method investment.

Response: The Company respectfully advises the Staff that according to paragraph 10 of IFRS 10, an investor has power over an investee when the investor has existing rights that give it the current ability to direct the investee’s relevant activities, i.e., activities that significantly affect the investee’s returns. In addition, paragraph B25 of IFRS 10 states that substantive rights exercisable by other parties can prevent an investor from controlling the investee to which those rights relate. Such substantive rights do not require the holders to have the ability to initiate decisions As long as the rights are not merely protective, substantive rights held by other parties may prevent the investor from controlling the investee even if the rights give the holders only the current ability to approve or block decisions that relate to the relevant activities.

As describe in Note 26 to the consolidated financial statements of the revised Registration Statement, the Company holds shares of Tigapo, representing 53.55% of Tigapo's share capital. The board of directors of Tigapo is Tigapo’s governing body that regularly makes decisions about relevant activities. The Company has the right to appoint the majority of the board of directors of Tigapo. However, there are certain decisions that the Tigapo board of directors cannot take without the express agreement of Tigapo’s other shareholders (which do not include the Company). In addition, there are certain actions that the Company cannot compel Tigapo to take without the consent of Tigapo’s CEO, who is unaffiliated with the Company.

The two principal documents governing the rights of the Company and the rights of the other shareholders in Tigapo are Tigapo's Article of Association, as amended ("Tigapo's AOA”) and the Option Purchase Agreement between the Company and the other shareholders in Tigapo. These two agreements provide the other shareholders in Tigapo some significant veto rights over Tigapo's operations, rights that are participation in nature. For example, Tigapo's AOA limits the ability of the Company to remove and designate a replacement CEO without the consent of other shareholders. Tigapo’s current CEO is one of Tigapo’s two founders, and he is a key person to Tigapo’s operations. Further, the Option Purchase Agreement limits the Company’s ability to materially reduce Tigapo’s budget, terminate, renew or amend customer contracts, or dictate the pricing of Tigapo’s goods and services.

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The Company has analyzed these rights together with other rights and concluded that such rights are participation veto rights. In doing so, the Company used IFRS 10 which lists examples of decisions about relevant activities. IFRS 10, paragraph B12 states that "Examples of decisions about relevant activities include but are not limited to:

a. establishing operating and capital decisions of the investee, including budgets; and

b. appointing and remunerating an investee’s key management personnel or service providers and terminating their services or employment."

As noted above, the other shareholders in Tigapo can veto any decision with respect to the removal and replacement of Tigapo’s CEO. Further, the Company’s call option to purchase the shares of Tigapo from the other Tigapo shareholders is exercisable only beginning February 2025, while the put option held by the other Tigapo shareholders to sell their shares to the Company is exercisable beginning February 2023.

Accordingly, the Company has concluded that the combination of the rights of the other Tigapo shareholders detailed above, together with other rights, prevent the Company from having existing rights that give it the current ability to direct the relevant activities of Tigapo.

Finally, the Company acknowledges the Staff’s comment and has removed Tigapo from the appendix listing the Company’s consolidated entities in the revised Registration Statement.

General

18.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff's comment and will supplementally provide the Staff with all written communications, as defined in Rule 405 under the Securities Act, that the Company, or those authorized on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act.

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Please do not hesitate to contact me at (212) 450-4111 or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Sincerely,

/s/ Michael Kaplan

Michael Kaplan

cc:	Yair Nechmad, Co-Founder, Chairman and Chief Executive Officer
Sagit Manor, Chief Financial Office
Michael Galai, Chief Legal Officer

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